SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 22, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan, 2-1, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revision of FY2005 Business Plan of Millea Holdings, Inc.

2.	Revised forecast of dividend amount for the fiscal year ending March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

November 22, 2005	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

November 22, 2005

Millea Holdings, Inc.

Revision of FY2005 Business Plan of Millea Holdings, Inc.

Millea Holdings, Inc. (“Millea Holdings”, President and Director: Kunio Ishihara) has announced to revise its business plan, originally announced on May 27, 2005 for the fiscal year ending March 31, 2006 (“FY2005”) to target 126.5 billion yen in total adjusted earnings.

Millea Group will aim to turn its domestic property and casualty insurance business around and increase annual premium volume despite the decrease in the previous fiscal year, in order to establish a solid ground for growth. In the domestic property and casualty insurance business, Millea Group will aim to achieve 95.5 billion yen in adjusted earnings in light of changes in investment returns.

In the domestic life insurance business, although the sales volume of variable annuity is increasing, we expect an increase in business expenses for improvements in our infrastructure. Accordingly, Millea Group will aim at 22.0 billion yen in adjusted earnings.

Millea Group will aim to earn 5.5 billion yen in adjusted earnings in the overseas insurance business, in light of the losses from Hurricane Katerina incurred mainly in the reinsurance line of business.

In financial and other businesses, Millea Group will aim to actively expand and achieve 3.5 billion yen in adjusted earnings.

* In order to capture the corporate value of the Millea Group and to aim for the enhancement thereof, the management uses “adjusted earnings” to determine adjusted income and adjusted ROE (see Appendix 2 for details).

*Overhead costs for overseas operations are charged to the overseas insurance business.

* See Appendix 1 for business performance indices for each major business segment.

For further information, please contact:

Shuji Asano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3212

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2005.

Appendix 1

Business performance indices for major business segments

1. Domestic property and casualty business

Indices for Tokio Marine & Nichido are as follows:

(Yen in billions except percentages)

	FY2004 (actual)	FY2005 (original plan)	FY2005 (revised plan)
Net premiums written	1,883.3 <1,730.0>	1,868.0 <1,721.6>	1,903.0 <1,756.7>

Expense ratio	31.4% <34.2%>	30.6% <33.2%>	30.3% <32.9%>

Adjusted earnings	18.4	Approximately 110.0	95.0

*	Figures in < > exclude the impact of revisions to the Compulsory Automobile Liability Insurance regulations.

2. Domestic life insurance business

Indices for Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life are as follows:

(Yen in billions)

	FY2004 (actual)	FY2005 (original plan)	FY2005 (revised plan)
Annualized premiums for new policies	58.3	76.3	85.5
Tokio Marine & Nichido Life	54.7	64.9	57.3
Tokio Marine & Nichido Financial Life	3.6	11.4	28.2

*	Annualized premiums for new policies are derived by dividing the aggregate amount of premiums by the duration of insurance policies to show the amount of premiums per year. With respect to whole-life insurance policies, the total amount of insurance premiums paid is calculated for a term up to the age of 80 of the insured, and in any case for a minimum of ten years if the current age of the insured is higher than 70.

3. Overseas insurance business

We continue to position Asia as a main market in the overseas insurance business with high growth and profitability potential. We also intend to expand insurance operations in the Brazil, Russia, India and China group of countries, or BRIC, where the economies and the insurance markets are expected to grow significantly. The indices for the overseas insurance business are as follows:

	(Yen in billions)
	FY2004 (actual)	FY2005 (original plan)
Net premiums written	78.2	160.0
Millea Asia	33.4	41.5
Direct insurance (excluding Millea Asia)	25.6	88.4
Reinsurance (excluding Millea Asia)	19.2	30.1

(Yen in billions)
FY2005 (revised plan)
Net premiums written	229.3
Asia	43.7
North America	51.2
Europe & Middle East	13.5
South America	86.2
Others	6.0
Reinsurance	28.7

*	Net premiums written are calculated taking into account the ratio of respective equity interest of Millea Holdings in each local subsidiary.

Item 2

(English translation)

November 22, 2005

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Revised forecast of dividend amount for the fiscal year ending March 31, 2006

Millea Holdings, Inc. hereby announces that it has revised the original forecast of dividend amount for the fiscal year ending March 31, 2006 as follows.

1. Revised forecast of dividend amount for the fiscal year ending March 31, 2006

	(Unit: yen)
	Amount of dividends per share
	Interim	Year end	Total
Original forecast (*1)	—	11,000	11,000
Revised forecast	—	15,000	15,000
(Reference) Actual amount for the fiscal year ended March 31, 2005	—	11,000	11,000

(*1)	Announced on May 27, 2005.

2. Reasons for the revisions

With respect to appropriation of profits, we seek to pay stable dividends on our common stock, taking into consideration the business results and expected future environment, subject to providing sufficient capital to meet our business needs. Furthermore, we have been seeking to raise the level of dividend payments in the medium term. In light of our current expectation that the business results for the fiscal year ending March 31, 2006 will be favorable, we have decided to announce a revision of our original forecast of dividend amount to 15,000 yen per share.

For further information, please contact:

Kenji Tanaka

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3212

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2005.